Exhibit 99.2

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

TABLE OF CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS -

Balance sheets	2

Statements of operations	3

Statements of changes in shareholders' equity	4-5

Statements of cash flows	6-7

Notes to financial statements	8-11

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	June 30		December 31
	2008	2007	2007
	NIS in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	48,324	453,716	428,291
Available-for-sale financial assets	-	902,163	1,186,148
Securities held-to-maturity	16,730	30,434	8,043
Income receivable from related party	1,145,314	-	-
Other receivables	1,419	11,758	12,173
Current assets of discontinued operations	1,039	94,613	45,551

	1,212,826	1,492,684	1,680,206

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets	-	2,273	-
Securities held-to-maturity	10,767	38,483	35,032

	10,767	40,756	35,032

FIXED ASSETS	73	808	2,679

TOTAL ASSETS	1,223,666	1,534,248	1,717,917

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Creditors and accruals	5,429	3,524	5,611
Income taxes payable	865	4,644	*3,760
Loans from minority shareholders in a subsidiary	-	175,596	-
Current liabilities related to discontinued operation	35,422	72,868	*57,216

	41,716	256,632	66,587

LONG-TERM LIABILITIES
Liability for employee rights upon retirement, net	230	76	200
Deferred income taxes	-	4,402	34,345
Capital note from minority shareholders in a subsidiary	-	-	222,798

	230	4,478	257,343

SHAREHOLDERS' EQUITY	1,181,720	1,273,138	1,393,987

	1,223,666	1,534,248	1,717,917

* Reclassified

Shachar Rachim	Yahel Shachar	Ilan Ben Dov
CFO	CEO	Chairman of the board of directors

Date of approval for the financial statements by the board of the directors: August 5th, 2008

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period of six months ended June 30,		Period of three months ended June 30,		Year ended December 31
	2008	2007	2008	2007	2007
	NIS in Thousands

INCOME
FINANCIAL INCOME	5,338	23,625	1,180	8,345	39,115
OTHER INCOME	308,162	620	285,159	544	43,759

	315,500	24,245	286,339	8,889	82,874

EXPENSES
GENERAL AND ADMINISTRATIVE EXPENSES	(8,460)	(5,619)	(5,005)	(2,833)	(14,552)
FINANCIAL EXPENSES	(779)	(1,969)	(109)	(1,255)	(28,208)

INCOME BEFORE TAXES ON INCOME	304,261	16,657	281,225	4,801	40,114
TAXES ON INCOME (TAX BENEFIT)	959	113	-	(394)	-

NET INCOME FROM CONTINUING OPERATIONS	303,302	16,544	281,225	5,195	40,114

NET INCOME FROM DISCONTINUED OPERATIONS	10,916	1,345	(991)	(2,876)	5,503

NET INCOME FOR THE PERIOD	314,218	17,889	280,234	2,319	45,617

Related net income (loss) for the period:
Company shareholders	311,418	18,426	280,301	3,793	61,523
Minority shareholders	2,800	(537)	(67)	(1,474)	(15,906)

T o t a l	314,218	17,889	280,234	2,319	45,617

EARNINGS PER ORDINARY SHARE FOR THE COMPANY
SHAREHOLDERS (NIS)

BASIC:
Continuing operations	8.0	0.4	7.4	0.1	1.5
Discontinued operation	0.2	0.1	(0.0)	(0.0)	0.1

Basic earnings per share	8.2	0.5	7.4	0.1	1.6

Average number of shares (in thousands)	38,213	38,200	38,213	38,200	38,164

DILUTED:
Continuing operations	8.0	0.4	7.4	0.1	1.5
Discontinued operation	0.2	0.1	(0.0)	(0.0)	0.1

Diluted earning per share	8.2	0.5	7.4	0.1	1.6

Average number of shares (in thousands)	38,213	38,200	38,213	38,200	38,207

;The accompanying notes are an integral part of these financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2007	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

Changes during 2007:
Income (loss) for the period	-	-	-	-	-	-	61,523	61,523	(15,906)	45,617
Other comprehensive income (loss), net:
Available-for-sale securities	-	-	-	-	-	175,227	-	175,227	43,498	218,725
Realized losses from available-for-sale securities	-	-	-	-	-	904	-	904	-	904
Currency translation	-	-	-	-	(112,724)	-	-	(112,724)	(5,817)	(118,541)

Total comprehensive Income								63,407	37,681	101,088
Benefit component in respect of capital note in susidiary	-	-	-	-	-	-	-	-	12,690	12,690
Amortization of deferred stock compensation
related to options granted to employees	-	-	18	-	-	-	-	18	-	18
Exercise of options to ordinary shares	112,000	17	1,724	-	-	-	-	1,741	-	1,741
Dividend distributed to the minority in a subsidiary	-	-	-	-	-	-	-	-	(24,244)	(24,244)

BALANCE AT DECEMBER 31 2007	38,178,363	26,748	1,212,660	(139,148)	(174,810)	173,249	232,399	1,331,098	62,889	1,393,987

Changes during the period ended June 30 2008:
Income for the period	-	-	-	-	-	-	311,418	311,418	2,800	314,218
Other comprehensive income (loss), net
Losses from available-for-sale securities	-	-	-	-	-	(213,186)	-	(213,186)	(2,968)	(216,154)
Realized losses from available-for-sale securities
included in the P&L	-	-	-	-	-	39,835	-	39,835	-	39,835
Edging of cash flows	-	-	-	-	-	-	-	-	(19,812)	(19,812)
Currency translation	-	-	-	-	(149,992)	-	-	(149,992)	(6,853)	(156,845)

Total comprehensive Income (loss)	-							(332,343)	(29,633)	(352,976)
Purchasing of shares in subsidiary	-	-	11,332	-	-	-	-	11,332	(11,332)	-
Dividend distributed to the minority in a subsidiary	-	-	-	-	-	-	-	-	(23,468)	(23,468)
Dividend distributed to the Company's shareholders	-	-	-	-	-	-	(150,041)	(150,041)	-	(150,041)

BALANCE AT JUNE 30, 2008	38,178,363	26,748	1,223,992	(139,148)	(324,802)	(102)	393,776	1,180,464	1,256	1,181,720

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2007	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

Changes during the 6 months ended June 30 2007:
Net income for the period							18,426	18,426	(537)	17,889
Other comprehensive loss:
Available-for-sale securities						11,786		11,786	2,472	14,241
Currency translation					8,601			8,601	(2,202)	6,399

Total comprehensive loss								20,387	270	20,657
Exercise of options to ordinary shares	112,000	17	1,724					1,741		1,741
Dividend distributed to the minority in a subsidiary									(24,244)	(24,244)
Amortization of deferred stock compensation
related to options granted to employees			18					18		18

BALANCE AT JUNE 30, 2007	38,178,363	26,748	1,212,660	(139,148)	(53,485)	8,904	189,302	1,244,981	28,157	1,273,138

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT APRIL 1, 2008	38,178,363	26,748	1,223,992	(139,148)	(276,056)	105,516	263,516	1,204,890	26,465	1,231,355

Changes during the 3 months ended June 30, 2008:
Net income for the period	-	-	-	-	-	-	280,301	280,301	(67)	280,234
Other comprehensive income (loss):
Available-for-sale securities	-	-	-	-	-	(145,775)	-	(145,775)	-	(145,775)
Realized losses from available-for-sale
securities included in the P&L	-	-	-	-	-	39,835	-	39,835	-	39,835
Currency translation	-	-	-	-	(48,746)	-	-	(48,746)	(1,674)	(50,420)

Total comprehensive loss								(154,686)	(1,674)	(156,360)
Dividend distributed to the minority in a subsidiary	-	-	-	-	-	-	-	-	(23,468)	(23,468)
Dividend distributed to the Company's shareholders	-	-	-	-	-	-	(150,041)	(150,041)	-	(150,041)

BALANCE AT JUNE 30, 2008	38,178,363	26,748	1,223,992	(139,148)	(324,802)	(102)	393,776	1,180,464	1,256	1,181,720

BALANCE AT APRIL 1, 2007	38,178,363	26,748	1,212,660	(139,148)	(82,645)	(66,171)	185,509	1,136,953	12,664	1,149,617

Changes during the 3 months ended June 30, 2007:
Net income for the period	-	-	-	-	-	-	3,793	3,793	(1,474)	2,319
Other comprehensive income (loss):
Available-for-sale securities	-	-	-	-	-	75,075	-	75,075	18,647	93,705
Currency translation	-	-	-	-	29,160	-	-	29,160	(1,680)	27,480

Total comprehensive loss								104,235	16,967	121,202

BALANCE AT JUNE 30, 2007	38,178,363	26,748	1,212,660	(139,148)	(53,485)	8,904	189,302	1,244,981	28,157	1,273,138

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period of six months ended June 30,		Period of three months ended June 30,		Year Ended December 31
	2008	2007	2008	2007	2007
	N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	314,218	17,889	280,234	2,319	45,617
Adjustments to reconcile net income from continuing
operations to net cash provided by operating
activities (A)	(289,377)	(30,092)	(249,423)	(6,059)	(62,604)
Interest received	5,126	21,129	1,180	5,853	33,621
Dividends received from investments in
available-for-sale financial assets	-	-	-	-	45,308
Net cash provided by discontinued operation	36,192	9,064	25,863	1,822	13,043

Net cash provided by operating activities	66,159	17,990	57,854	3,935	74,985

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in consolidates subsidiary
(Note 5)	(37,462)	-	(37,462)	-	-
Acquisition of available-for-sale securities	-	(858,892)	-	(51,150)	(1,013,566)
Proceeds from sale of available-for-sale securities	3,500	133,294	-	73,681	137,515
Proceeds from held-to-maturity securities	10,797	33,888	-	-	58,054
Purchase of fixed assets	(272)	(739)	(21)	(486)	(2,840)
Investment in funds in respect of employee rights
upon retirement	(162)	(67)	(35)	(25)	(206)
Investment in a subsidiary	(200,429)	-	-	-	-
Net cash used in investing activities from
discontinued operations	-	(959)	-	-	(959)

Net cash provided by (used in) used in investing
activities	(224,028)	(693,475)	(37,518)	22,020	(822,002)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary
shares	-	1,741	-	-	1,741
Loans/capital note received by a subsidiary	-	378,909	-	1,007	434,375
Repayment of loans by a subsidiary	-	(203,930)	-	(53,485)	(204,077)
Dividend distributed to the shareholders	(150,000)	-	(150,000)	-	-
Net cash used in discontinued operation	(23,468)	(22,550)	(23,468)	-	(26,287)

Net cash provided by (used in) financing activities	(173,468)	154,170	(173,468)	(52,478)	205,752

Currency translation in respect of cash and cash
equivalents	(48,630)	(4,285)	(13,180)	8,983	(49,923)

Net decrease in cash and cash equivalents	(379,967)	(525,600)	(166,312)	(17,540)	(591,188)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	428,291	979,316	214,636	471,256	1,019,479

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	48,324	453,716	48,324	453,716	428,291

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Period of six months ended June 30,		Period of three months ended June 30,		Year Ended December 31
		2008	2007	2008	2007	2007
		NIS in thousands

(A)	ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
	PROVIDED BY OPERATING ACTIVITIES:
	Non cash income and expenses:
	Net income from discontinued operations	(10,916)	(1,345)	991	(2,876)	(5,503)
	Financial income included in the P&L	(4,866)	(20,668)	(912)	(3,663)	(32,592)
	Capital gains	(247,434)	-	(247,434)	-	-
	Interest and exchange rate differences in respect of
	shareholders loans/capital note in a subsidiary	643	-	-	-	26,263
	Depreciation	108	4	17	-	63
	Deferred stock compensation related to options
	granted to employees	-	18	-	-	18
	Adjustments to reconcile of employee rights upon
	retirement	197	25	66	4	338
	Income from dividend received from investment in
	available-for-sale financial asset	-	-	-	-	(43,118)
	Income from distribution upon liquidation of
	investments in available-for-sale financial assets	-	(548)	-	(548)	(548)
	Income from purchasing the minority share in a
	subsidiary	(23,003)	-	-	-	-
	Loss (gain) from sale of available-for-sale
	securities and financial income from
	held-to-maturity securities	(239)	1,698	74	(27)	1,650

		(285,510)	(20,816)	(247,198)	(1,358)	(53,429)

	Changes in operating asset and liability items:
	Increase in other receivable	(1,282)	(8,460)	(556)	(4,276)	(10,085)
	Increase (decrease) in accounts payable and accruals	(2,585)	(816)	(1,669)	(425)	910

		(3,867)	(9,276)	(2,225)	(4,701)	(9,175)

		(289,377)	(30,092)	(249,423)	(6,059)	(62,604)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

Note 1 – General:

A	Continuing activities

Scailex Corporation Ltd. (hereinafter – The Company) is a public company that is incorporated in Israel and whose shares are registered for trade in the Tel Aviv Stock Exchange and are quoted in the OTC Bulletin Board in the United States.

As of June 30, 2008, the controlling shareholder of the Company is Suny Electronics Ltd. (“Suny”), which held some 63% of the Company’s share capital on the control transfer date. Suny’s controlling shareholder is Mr. Ilan Ben Dov, who held some 0.3% of the Company’s share capital on the control transfer date. Mr. Ben Dov is also the controlling shareholder of Tao Tsuot Ltd., which held some 24.2% of the Company’s share capital on the control transfer date. See note 3.b. regarding the transfer of the control over the Company.

As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

B	Discontinued activities

In the past the Company operated, on its own and through its subsidiaries (hereinafter –“The group”), in three business segments, which have been sold over the course of the last years. In accordance with International Accounting Standard number 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of operations and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

Note 2 – Summary of significant accounting policies:

A	These financial statements for the periods of three and six months ended June 30, 2008 were prepared in condensed form based on the international financial reporting standards and the clarifications of the International Financial Reporting Interpretations Committee (IFRIC) (hereafter collectively – the IFRS Standards), that were issued and came into effect (including International Financial Reporting Standard no. 8 – “Operating Segments” that was issued and which permits early adoption as of the preparation of the financial statements), and while taking into consideration IFRS 1 —“First-time Adoption” of IFRS and pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting” and in accordance with the Securities Regulations – Immediate and Periodical Reports 5730-1970 .

These financial statements should be reviewed together with the Company’s consolidated financial statements as of December 31, 2007 and for the year then ended, together with accompanying notes.

B	The principle accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the Company’s audited financial statements for the year ended December 31, 2007.

C	In transaction with the minority shareholders for purchasing additional stake in consolidated company after reaching the control, the surplus of the purchase price over the book value of the minority interest at the time of the purchase, is attributed to the shareholders equity.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

D	The Company is implementing hedge accounting of cash-flow in respect of the erosion of the capital note which has been issued to the minority shareholders of its subsidiary in its Dollar financial statements. The capital note is in NIS, unlinked and doesn’t carry any interest. The hedging is against financial asset available for sale which is revalued to the shareholders’ equity.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity as “cash-flow hedging adjustments”.

Note 2 – Summary of significant accounting policies (continued):

The gain or loss relating to the ineffective portion is recognized immediately in the profit or loss statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

E	New financial reporting standards and clarifications published.

1.	IFRIC 11, IFRS 2 – Group and treasury share transactions

This Interpretation determines how to implement IFRS2 regarding some share-based payment arrangements that involve equity instruments of the entity, and share-based payment arrangements that involve two or more entities within the same group. The interpretation determines that the transactions should be accounted for as cash-settled share-based payment transaction or equity-settled share-based payment transaction. The interpretation is effective for annual reporting periods beginning on or after 1 January 2008.

The implementation of the interpretation had no impact on the reported results or financial position of the company.

2.	Amendments to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations

The amendment determines which vesting conditions an entity shall take into account in the estimate of the fair value of the equity instruments granted. The amendment also determines treatment of non vesting conditions and cancellations. The amendment is effective for annual reporting periods beginning on or after 1 January 2009. Entities can elect to adopt the amendment in advance of their effective dates.

At this stage, the company cannot evaluate the amendment’s impact on the reported results and financial position.

3.	Amendments to IAS 32 Financial Instruments: presentation and IAS 1 Presentation of Financial Statements

The amendment changes the definitions of financial liability, financial asset and equity instrument. It determines that financial instruments that can be realised by their holder will be classified as equity instruments.

The amendment is effective for annual reporting periods beginning on or after 1 January 2009. Entities can elect to adopt the amendment in advance of their effective dates.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

At this stage, the company cannot evaluate the amendment’s impact on the reported results and financial position.

4.	2008 Annual Improvements to the International Financial Reporting Standards

In May 2008, the IASB published a series of improvements to the International Financial Reporting Standards.

Within the scope of the improvements, some of the standards were improved, revising the method of presentation, recognition and measurement of various items in financial statements.

In addition, amendments were made to terminology, which have negligible affect, if any, on financial statements.

The majority of the amendments will take effect as of the annual reporting period commencing January 1, 2009, with early adoption possible. Most of the amendments will be implemented by way of retroactive adjustment of comparative figures.

Within the scope of the improvements, a number of amendments are expected to have significant impact on financial statements, under certain circumstances. The main amendments of this type are the new or revised requirements regarding: IFRS Revision 5 –“noncurrent assets being held for sale and discontinued operations,” which prescribes that a subsidiary’s assets and liabilities are to be classified as “held for sale” when the parent company is obligated to execute a plan to sell the controlling interest therein, even when it intends to retain rights not conferring control.

The amendment will apply with respect to reporting periods commencing January 1, 2010. The amendment allows for early application. If a company wishes to apply the amendment in order to adjust previous periods, the provisions of IAS 27 (amended) must be applied by way of “from this point onwards.”

The Company’s Management assesses that application of the amendment shall not have any affect on the Group’s Financial Statements.

Note 3 – Engagements and events during the period of the report:

Following are the main changes that occurred during the period of the report:

A	On April 10, 2008, after the approvals of the Company’s board of directors and audit committee were given, the Company engaged in an agreement with Israel Petrochemical Enterprises Ltd. (“Petrochemicals”), which at that time had been the Company’s parent company and controlling shareholder by virtue of its holding of 50.06% of the Company’s share capital) for the sale of 100% of the issued share capital of the wholly owned subsidiary Petroleum Capital Holdings Ltd. (“PCH”) to Petrochemicals (“PCH Sale Agreement”). The transaction was approved during the extraordinary general assembly of the Company convened on May 29, 2008.

On June 30, 2008, the PCH Sale Agreement was consummated, when the consideration for 100% of PCH’s share capital, for the capital notes that PCH had issued in respect of funds injected into it by its shareholders, and for the rights of the Company and of PCH pursuant to a letter of undertaking from the Israel Corporation Ltd. dated May 10, 2007, was affixed at the sum of about NIS 1,142.4 million in cash. The said sum was paid to the Company in its entirety on July 1, 2008.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

On the transaction consummation date, PCH held some 15.76% of the issued share capital of Oil Refineries Ltd. (“ORL”); upon consummating the transaction and the sale of the PCH shares, the Company no longer indirectly holds shares of ORL, which, as stated, it had been holding through PCH.

Following the consummation of the transaction, the Company recorded a capital gain during the second quarter at the sum of about NIS 247.0 million.

B.	Within the scope of the sale of the control over the Company, the Company’s rights pursuant to a lease under which it rented its offices in Herzliya were assigned, and all equipment and improvements in the leasehold were sold for the consideration of some NIS 2.9 million. Following this sale, the Company recognized a capital gain of about NIS 0.1 million. After the balance-sheet date, on July 31, 2008, the Company relocated its offices at Suny’s complex at 48 Ben Tsiyon Galis Street, in Petach Tikva, Israel.

C.	On April 10, 2008, Petrochemicals engaged in an agreement with Suny, pursuant whereto Suny acquired all of Petrochemical’s holdings of the Company (50.06% of the Company’s issued share capital on that date), such that Petrochemicals ceased to be a shareholder of the Company, while Suny became the Company’s controlling shareholder. On June 30, 2008, this agreement was consummated, once all the suspending conditions and conditions precedent stipulated in this agreement and in the PCH Sale Agreement were fulfilled, including the concurrent execution of the PCH Sale Agreement. The consideration paid to Petrochemicals in respect of this acquisition was some NIS 735.4 million.

D.	On June 30, 2008, upon the signing of the agreements for the sale of PCH’s shares and for the acquisition of the control by Suny, the Company engaged in a run-off policy for directors and officeholders who held office in the Company and in its subsidiaries, including PCH. The Company purchased insurance effective for seven years, at the inclusive sum insured per event and for the period of USD 30 million, and for a premium at the sum of USD 0.54 million, which were allocated to “other expenses” in the quarter.

E.	Following the change in control, as stated above in clause c., and following the appointment of Mr. Ilan Ben Dov as the new chairman of the board of directors, on July 1, 2008, Mr. Eran Schwartz resigned from his office as chairman of the Company’s board of directors, and ceased to provide the services of active chairman of the board to the Company that he had been providing through Globecom Ltd. Pursuant to the agreements with Globecom Ltd., and in light of the circumstances under which Mr. Schwartz resigned from his office as chairman, Globecom became entitled to a six-month advance notice fee, which totalled some NIS 0.6 million; this sum was paid to Globecom after the balance-sheet date and has already been recognized as an expense in the current financial statements.

F.	During June 2008, after the approvals of the board of directors and general assembly of Scailex Vision were given, and once the court approved the execution of the distribution, Scailex Vision distributed a dividend to its shareholders at the inclusive sum of USD 25 million.

G.	On May 20, 2008, PCH received a dividend from ORL, which totalled some NIS 37.8 million. This dividend was recognized as “other income” in the Statement of Operations for the second quarter of 2008.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

H.	On March 26, 2008, the Company purchased Linura’s entire stake in Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary of the Company (19.9%) for the consideration of a total of USD 57.2 million, and received by way of assignment the capital note that PCH had issued to Linura. The consideration was paid in a single payment. Upon consummation of the acquisition of Linura’s PCH shares, PCH became a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement was nullified. The Company held 15.76% of the share capital of Oil Refineries Ltd (“ORL”) through PCH until the sale of PCH on June 30, 2008.

As a result of the consummation of the said purchase, the Company generated a capital gain at the sum of about NIS 23 million during the first quarter of 2008. Furthermore, the capital reserves attributed to the Company’s shareholders was increased by some ILS 11.3 million.

I.	Pursuant to the agreement from 2005 for the sale of the majority of the assets and operations of Scailex Vision (Tel Aviv) Ltd. (“Scailex Vision”) to HP, USD 23 million (“the Sum in Escrow”) was deposited with a trustee to secure HP’s indemnification rights. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties in relation to the Sum in Escrow.

Within the scope of the settlement agreement, HP and Scailex Vision agreed that, out of the total balance of the funds remaining in escrow, the sum of about USD 7.8 million is being released to Scailex Vision, the sum of about USD 7.4 million is being released to HP, while the balance, at the sum of about USD 0.6 million, is to remain in escrow to secure a particular claim in respect whereof HP is entitled to indemnification.

It was further agreed that Scailex Vision shall be entitled to receive additional sums from HP in the event that HP shall win the appeal that it filed against the tax authority in Mexico on the matter of tax assessments. Scailex Vision shall be entitled to receive 75% of any payment that HP receives in relation to that appeal, subject to the stipulation that the sum that HP shall transfer to the Company shall not exceed about USD 3.9 million (plus interest). Scailex Vision undertook to assume half of the litigation expenses in respect of the said appeal; it has no material exposure in respect of these expenses.

As a result of the settlement agreement, the provisions relating to HP’s claims were updated, and Scailex Vision generated a profit of some USD 2.4 million; the Company’s share of this profit is about USD 1.7 million.

J.	In May 2008, Scailex Vision and one of its wholly owned subsidiaries signed tax assessment agreements for the years 2006-2007. Following the closure of the assessments, Scailex Vision updated the tax provisions in its books, and, as a result, recorded a profit of some NIS 5 million, which was allocated to discontinued operations, as well as a tax expense at the sum of about NIS 1 million, which was allocated to current operations

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(UNAUDITED)

Note 4 – Equity and reserves:

On April 10, 2008, the Company Board of Directors approved the distribution of a cash dividend at the sum of Approximately NIS 150 million, after determining that the distribution meets the legal tests for a distribution, in conformance with the Companies Act, 5759 – 1999; the dividend was distributed in cash to the Company’s shareholders on May 22, 2008 and accordingly the retained earnings in the shareholders equity were reduced.

Note 5 – Disposal of investment in consolidates subsidiary:

	Period of six months ended June 30,		Period of three months ended June 30,		Year Ended December 31
	2008	2007	2008	2007	2007
	NIS in thousands

The Composition:

Working capital (Excluding cash and cash equivalents)	798,470	-	798,470	-	-
Realized loss in respect of financial assets available for sale	59,538	-	59,538	-	-
Capital gain from selling the subsidiary	246,975	-	246,975	-	-
Receivables in respect of the sale of the subsidiary	(1,142,445)	-	(1,142,445)	-	-

	(37,462)	-	(37,462)	-	-

Note 6 – None cash activities:

1.	The consideration from the sale of fixed assets in the three months ended June 30, 2008 in the amount of NIS 2,869 thousands has not been received as of the balance sheet date.

2.	The consideration from the sale of holdings in a subsidiary in the three months ended June 30, 2008 in the amount of NIS 1,142,445 thousands has not been received as of the balance sheet date.

Note 7 – Subsequent events:

A	On July 17, 2008, the Company’s board of directors approved a plan to itself purchase shares of the Company at the volume of up to 1 million ordinary shares of the Company (about 2.6% of the Company’s listed share capital). Within the scope of this plan, the Company’s management was authorized to purchase shares from time to time on the Tel-Aviv Stock Exchange Ltd. or off the floor, at the inclusive monetary volume of up to NIS 25 million during a period of 12 months as of the date of the board resolution.

On July 21, 2008, pursuant to the said plan, the Company transacted a purchase of 94,932 ordinary shares of the Company, constituting about 0.2% of the Company’s issued share capital (fully diluted), at the inclusive monetary volume of some NIS 2.7 million.

B	Subsequent to the consummation of the sale of PCH, and pursuant to the Company’s intention of investing the consideration in respect of the sale in shekel channels, the Company re-examined its functional currency. As a result of this examination, the Company reached the conclusion that its functional currency is the shekel and not the U.S. dollar, since, in light of that stated above, the Company’s economic environment is influenced by the shekel. On July 17, 2008, the Company’s board of directors approved the change of the Company’s functional currency, in such manner that, as of the Company’s financial statements for the third quarter of 2008 (the quarter ending September 30, 2008), its financial statements shall be prepared and measured in new Israeli shekels instead of in U.S. dollars.